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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
          12(g) of the Securities Exchange Act of 1934 or Suspension of
             Duty to File Reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                        Commission File Number: 000-17191

                               WEITEK CORPORATION
             (Exact name of registrant as specified in its charter)

        2801 ORCHARD PARKWAY, SAN JOSE, CALIFORNIA 95134, (408) 526-0300
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                           COMMON STOCK, NO PAR VALUE
            (Title of each class of securities covered by this Form)

                                      NONE
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  [X]               Rule 12h-3(b)(1)(ii)  [ ]
       Rule 12g-4(a)(1)(ii)  [ ]                Rule 12h-3(b)(2)(i)  [ ]
        Rule 12g-4(a)(2)(i)  [ ]               Rule 12h-3(b)(2)(ii)  [ ]
       Rule 12g-4(a)(2)(ii)  [ ]                         Rule 15d-6  [ ]
        Rule 12h-3(b)(1)(i)  [ ]

               Approximate number of holders of record as of the
                        certification or notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934, Weitek Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  September 28, 1997            By: /s/ Richard H. Bohnet
                                         --------------------------------------
                                         Richard H. Bohnet, *Responsible Person


*As of the date of this filing, the Registrant no longer has any persons serving as executive officers or members of its board of directors. Pursuant to the Registrant's Plan of Reorganization approved by the United States Bankruptcy Court on March 20, 1997, Mr. Bohnet, the former President and Chief Executive Officer of the Registrant, is designated as the Responsible Person empowered to do all things necessary and appropriate to meet the Registrant's obligations.